Winston & Strawn LLP

35 West Wacker Drive

Chicago, Illinois 60601

July 27, 2006

BY EDGAR AND HAND DELIVERY

Mr. Mark S. Webb

Legal Branch Chief

Division of Corporation Finance

US Securities and Exchange Commission

100 F Street, NE

Mail Stop 4561

Washington, DC 20549-4561

Re:	InnerWorkings, Inc.

Registration Statement on Form S-1

Filed on May 10, 2006

Amendment No. 1 filed on June 19, 2006

Amendment No. 2 filed on July 7, 2006

Amendment No. 3 filed on July 19, 2006

Amendment No. 4 filed on July 27, 2006

File No. 333-133950

Dear Mr. Webb:

On behalf of InnerWorkings, Inc. (the “Company”), enclosed for your review is Amendment No. 4 to the Company’s Registration Statement on Form S-1 (Registration No. 333-133950) (the “Registration Statement”), originally filed with the Securities and Exchange Commission (the “Commission”) on May 10, 2006 and amended by Amendment No. 1 to the Registration Statement, filed with the Commission on June 19, 2006, Amendment No. 2 to the Registration Statement, filed with the Commission on July 7, 2006, and Amendment No. 3 to the Registration Statement, filed with the Commission on July 19, 2006. An electronic version of Amendment No. 4 concurrently has been filed with the Commission through the Commission’s EDGAR system. The enclosed copy of Amendment No. 4 has been marked to reflect changes made to Amendment No. 3 to the Registration Statement.

Mr. Mark S. Webb

July 27, 2006

Set forth below are the responses of the Company to the comments of the Staff contained in the Staff’s letter to the Company, dated July 25, 2006, relating to the Registration Statement. For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in italicized type herein.

Summary Consolidated Financial and Other Data, page 7

Comment No. 1

Please revise to include the unaudited pro forma basic and diluted net income per share of common stock and shares used in unaudited pro forma basic and diluted per share calculations.

Response:

The Company has added the specific disclosure in “Summary Consolidated Financial and Other Data” on page 7 of the prospectus.

Comment No. 2

We note that under the consolidated balance sheet data, the actual working capital and total asset amounts do not agree with the amounts, or calculation based on the amounts, included in the condensed consolidated balance sheet as of June 30, 2006 presented on pages F-22 and F-23. Please revise your disclosure accordingly. Also, please complete the pro forma as adjusted column of consolidated balance sheet data.

Response:

The Company has revised the actual working capital and total asset amounts in “Summary Consolidated Financial and Other Data” on page 8 of the prospectus to agree with the amounts, and calculations based on the amounts, included in the condensed consolidated balance sheet as of June 30, 2006 on pages F-22 and F-23 of the prospectus. The Company has also completed the pro forma as adjusted column of the condensed consolidated balance sheet as of June 30, 2006 on page 8 of the prospectus.

Capitalization, page 20

Comment No. 3

Please revise to include the pro forma as adjusted amounts in the Capitalization table.

Response:

The Company has added the pro forma as adjusted amounts as of June 30, 2006 in “Capitalization” on page 21 of the prospectus.

Mr. Mark S. Webb

July 27, 2006

MD&A—Quarterly Results of Operations, page 38

Comment No. 4

Please revise to include the unaudited pro forma basic and diluted net income per share of common stock amounts.

Response:

We advise the Staff that the Company has removed the unaudited pro forma basic and diluted net income per share of common stock disclosure from “MD&A—Quarterly Results of Operations” on page 20 of the prospectus. The Company has included unaudited pro forma basic and diluted net income per share of common stock disclosure in “Summary Consolidated Financial and Other Data” on page 7 of the prospectus.

Financial Statements for the year ended December 31, 2005

Notes to the Financial Statements for the six months ended June 30, 2006

Note 2. Earnings per Share

—Pro Forma Earnings Per Share

Comment No. 5

Please revise to include the effect of the pro forma earnings per share adjustment for the preferential distribution and liquidation of debt and to complete the calculation of the pro forma basic earnings per share and pro forma diluted earnings per share amounts for the six months ended June 30, 2006.

Response:

The Company has included the effect of the pro forma earnings per share adjustment for the preferential distribution and liquidation of debt, and has completed the calculation of the pro forma basic earnings per share and pro forma diluted earnings per share amounts, in “Note 2. Summary of the Significant Accounting Policies—Earnings Per Share” of the Notes to its Condensed Consolidated Financial Statements for the period ended June 30, 2006 on page F-30 of the prospectus.

Note 5. Graphography Acquisition

Comment No. 6

We note from your response to our prior comment 5 that you will account for the $3 million contingent payments as goodwill to the extent that payments are made. Please revise Note 5 to the interim financial statements for the six months ended June 30, 2006 to include disclosure of this accounting treatment. See paragraph 51(f) of SFAS No. 141. Also, please

Mr. Mark S. Webb

July 27, 2006

revise to include the weighted-average amortization period of the customer list and non-compete agreements acquired, and amount of goodwill that is expected to be deductible for tax purposes. See paragraph 52 of SFAS No. 141.

Response:

The Company has added disclosure of the accounting treatment used to account for the $3 million contingent payments as goodwill to the extent that payments are made, and has added the weighted-average amortization period of the customer list and non-compete agreements acquired and amount of goodwill that is expected to be deductible for tax purposes, in “Note 5. Summary of the Significant Accounting Policies—Graphography Acquisition” of the Notes to its Condensed Consolidated Financial Statements for the period ended June 30, 2006 on page F-33 of the prospectus.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page F-47

Unaudited Pro Forma Condensed Consolidated Income Statement, pages F-48 to F-49

Comment No. 7

We note that in the unaudited pro forma income statement for the six months ended June 30, 2006, on page F-49, there is an adjustment to eliminate the interest expense of both Innerworkings and Graphography. However, in the unaudited pro forma income statement for the year ended December 31, 2005, on page F-48, the adjustment relates only to the interest expense of Innerworkings. Please explain the reason for the difference in these two adjustments. Revise your notes to the pro forma financial statements to clearly explain any adjustments made to Graphography’s interest expense.

Response:

The Company has revised the Unaudited Pro Forma Condensed Consolidated Income Statement on page F-50 of the prospectus to reflect only an adjustment to eliminate the interest expense of the Company.

Other

Comment No. 8

Please update the financial statements, as necessary, to comply with Rule 3-12 of Regulations S-X at the effective date of this registration statement.

Response:

The Company undertakes to update the financial statements, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the Registration Statement.

Comment No. 9

Mr. Mark S. Webb

July 27, 2006

Please include currently dated consents of your independent registered accountants in any amendments to your Form S-1 registration statement.

Response:

The Company has included currently dated consents of Ernst & Young LLP in Amendment No. 4.

*                    *                     *

Mr. Mark S. Webb

July 27, 2006

If you have any questions regarding any of the responses in this letter or Amendment No. 4, please call me at (312) 558-5924 or, in my absence, Steven J. Gavin at (312) 558-5979.

Respectfully submitted,

/s/ Matthew F. Bergmann

Matthew F. Bergmann

Enclosure

cc:	Timothy A. Geishecker

Lynwood F. Shenk

Claire L. Erlanger

Steven E. Zuccarini

Nicholas J. Galassi

Steven J. Gavin

Jeffrey S. Wright